Esther L. Moreno
Akerman LLP
Three Brickell City Centre
98 Southeast Seventh Street
Suite 1100
Miami, FL 33131
T: 305 374 5600
F: 305 374 5095
esther.moreno@akerman.com
June 12, 2020
VIA EDGAR
Mr. David Lin
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Amerant Bancorp Inc.
Amerant Florida Bancorp Inc.
Registration Statement on Form S-3
Filed on June 5, 2020 and amended on June 10, 2020
File No. 333-238958

Dear Mr. Lin:
On behalf of Amerant Bancorp Inc. (the "Company") and Amerant Florida Bancorp Inc. (the "Subsidiary"), we hereby respond to the Staff’s verbal comments from June 12, 2020 regarding the above referenced Form S-3 filed on June 5, 2020 and amended on June 10, 2020 (the “Form S-3”). Please note that, for the Staff’s convenience, we have summarized the Staff’s verbal comment in boldface type and provided our response to the comment immediately thereafter.
Description of Debt Securities and Description of Guarantees of Debt Securities

1.
We call your attention to certain bullet points in the "Description of Securities" section of the Form S-3, specifically those bullets that read as follows: "whether Amerant Florida Bancorp Inc. will be a co-issuer of the debt securities;" and "whether the debt securities will be guaranteed by the guarantors, the ranking of any such guarantee, the terms of such subordination, if applicable, of any such guarantee and the form of any such guarantee;" and request that you provide us with confirmation that such debt securities will comply with the provisions of I.C.3 or I.C.4, as applicable, of the General Instructions of Form S-3.

U.S. Securities and Exchange Commission
June 12, 2020

Response:
We acknowledge the Staff's comment and we have revised the referenced disclosure in the "Description of Debt Securities" to describe with more specificity how such offering of debt securities and guarantees of debt securities will comply with I.C.3 or I.C.4 of the General Instructions of Form S-3.

2.
We note that your Form S-3 refers to the possibility of the release of guarantees in the "Description of Debt Securities" and the "Description of Guarantees of Debt Securities." Please disclose the conditions of release in the Form S-3 and provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees within the requirements of Rule 3-10 of Regulation S-X.

Response:
We acknowledge the Staff’s comment and we have amended the "Description of Debt Securities" and the "Description of Guarantees of Debt Securities" to explain under what conditions a release of a guarantee of debt securities by Amerant Florida Bancorp Inc. may occur. A guarantee of debt securities by Amerant Bancorp Inc. will not be subject to release. The conditions of release which will be set forth in a supplemental indenture applicable to the debt securities and guarantees of debt securities, will consist of the customary conditions of release as outlined in Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance, including:

•the subsidiary is sold or sells all of its assets;
•the subsidiary is declared "unrestricted" for covenant purposes;
•the subsidiary's guarantee of other indebtedness is terminated or released;
•the requirement for legal defeasance or covenant defeasance or to discharge the indenture has     been satisfied; and
•the rating on the parent's debt securities is changed to investment grade.

Therefore any guarantee of debt securities by Amerant Florida Bancorp Inc. will constitute a "full and unconditional guarantee" within the meaning of Rule 3-10 of Regulation S-X.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.
Sincerely,
AKERMAN LLP

/s/ Esther L. Moreno

Esther L. Moreno
For the Firm
cc:     Amerant Bancorp Inc.
Amerant Florida Bancorp Inc.
Carlos Iafigliola
Iván Trujillo

Akerman LLP
Arturo H. Banegas Masiá